REX ETF Trust 485BPOS

Exhibit 99(h)(9)

Sub-License Agreement

This Sub-license Agreement (the “Sub-license Agreement”), dated as of January 29, 2026, is made by and among REX ETF Trust (the “Trust”), on behalf of its series (each, an “ETF”) and REX Advisers, LLC (“REX”).

W I T N E S S E T H :

WHEREAS, pursuant to the Master Index Services License Agreement (the “Master Index License Agreement”) between Bloomberg Index Services Limited (“Bloomberg”) and REX and the applicable Service Schedule(s) thereto between Bloomberg and REX ( the “Service Schedules,” and together with the Master Index License Agreement, as each amended from time to time, the “License Agreement”), REX obtained a license to use certain Bloomberg indices (the “Indexes”) and marks (the “Marks”) to create, issue, trade, sell, distribute, market and/or promote certain financial products;

WHEREAS, the License Agreement permits REX to sublicense the rights granted to it to use the Indices and Marks to the Trust for use by one or more ETFs;

WHEREAS, the Trust wishes to obtain the right to utilize the Indexes and Marks wishes to create, issue, trade, sell, distribute, market and/or promote one or more ETFs;

WHEREAS, REX wishes to sublicense such right to the Trust;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Grant of Sublicense. Subject to the terms and conditions of this Sub-license Agreement, REX hereby grants to the Trust a sublicense to use the applicable Indexes and Marks in the manner set forth in, and subject to the terms of, the License Agreement. The Trust shall have no right to grant a sublicense to or to share use of the Indexes or Marks with any other person or entity.

2.	Termination. This Sub-license Agreement shall terminate if (a) the License Agreement terminates, or (b) with respect to a particular ETF if REX or an affiliate of REX ceases to serve as the investment adviser to such ETF. REX shall notify the Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Sub-license Agreement, the Trust’s right to use the applicable Indexes and Marks shall terminate immediately.

3.	Assignment. The Trust may not make, or purport to make, any assignment or other transfer of this Sub-license Agreement. REX may assign its rights and obligations under this Sub-license Agreement effective upon the giving of written notice to the Trust.

4.	Amendment. No provision of this Sub-license Agreement may be waived, altered, or amended except by written agreement of the parties.

5.	Entire Agreement. This Sub-license Agreement and the License Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Sub-license Agreement as of the date first set forth above.

REX Advisers, LLC

By:	/s/ Scott Acheychek

Name:	Scott Acheychek

Title:	President

REX ETF Trust

By:	/s/ Gregory Collett

Name:	Gregory Collett

Title:	Secretary